                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON D.C.  20549


                                    SCHEDULE 13D
                                   (Rule 13d-101)

      Information to be Included in Statements Filed Pursuant to Rule 13d-1(a)
               and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                                 (Amendment No. __)

                                 REXALL SUNDOWN, INC.
      ------------------------------------------------------------------------
                                   (Name of Issuer)


                       Common Stock, Par Value $0.01 per share
      ------------------------------------------------------------------------
                            (Title of Class of Securities)


                                      761648104
      ------------------------------------------------------------------------
                                    (CUSIP Number)


                                 Steven J. Gray, Esq.
                         Vedder, Price, Kaufman & Kammholz
                              222 North LaSalle Street
                                Chicago, IL 60601-1003
                                    (312) 609-7500
      ------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)

                                    April 30, 2000
      ------------------------------------------------------------------------
               (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                            (Continued on following pages)


                                 (Page 1 of 12 Pages)

                                SCHEDULE 13D
------------------------------------------------------------------------------
 CUSIP No. 761648104                                        Page 2 of 12 Pages
------------------------------------------------------------------------------
------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Nutricia Investment Corp.
------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                       (b) / /
------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

            AF
------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT / / TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Florida
------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                                  32,239,270
                        ------------------------------------------------------
                        8   SHARED VOTING POWER

   NUMBER OF SHARES               0
  BENEFICIALLY OWNED    ------------------------------------------------------
   BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
     PERSON WITH
                                  32,239,270
                        ------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                                  0
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -----------------------------------------------------------------------
            32,239,270
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      / /
       SHARES*
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            50.3%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

            CO
------------------------------------------------------------------------------


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D
------------------------------------------------------------------------------
 CUSIP No. 761648104                                        Page 3 of 12 Pages
------------------------------------------------------------------------------
------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Nutricia Florida, L.P.
------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                       (b) / /
------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

            AF
------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT / / TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                                  32,239,270
                        ------------------------------------------------------
                        8   SHARED VOTING POWER

   NUMBER OF SHARES               0
  BENEFICIALLY OWNED    ------------------------------------------------------
   BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
      PERSON WITH
                                  32,239,270
                        ------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                                  0
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -----------------------------------------------------------------------
            32,239,270
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      / /
       SHARES*
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            50.3%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

            PN
------------------------------------------------------------------------------


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D
------------------------------------------------------------------------------
 CUSIP No. 761648104                                        Page 4 of 12 Pages
------------------------------------------------------------------------------
------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Nutricia Florida, Inc.
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                       (b) / /
------------------------------------------------------------------------------
  3    SEC USE ONLY

------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

            AF
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

                                32,239,270
                       -------------------------------------------------------
                       8   SHARED VOTING POWER

  NUMBER OF SHARES              0
 BENEFICIALLY OWNED    -------------------------------------------------------
 BY EACH REPORTING     9   SOLE DISPOSITIVE POWER
    PERSON WITH
                                32,239,270
                       -------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                                0
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -----------------------------------------------------------------------
            32,239,270
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      / /
       SHARES*
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            50.3%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

            CO
------------------------------------------------------------------------------


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D
------------------------------------------------------------------------------
 CUSIP No. 761648104                                        Page 5 of 12 Pages
------------------------------------------------------------------------------
------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Nutricia International B.V.
------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                       (b) / /
------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

            AF
------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT / / TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

            The Netherlands
------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                                  32,239,270
                        ------------------------------------------------------
                        8   SHARED VOTING POWER

   NUMBER OF SHARES               0
  BENEFICIALLY OWNED    ------------------------------------------------------
   BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
      PERSON WITH
                                  32,239,276
                        ------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                                  0
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -----------------------------------------------------------------------
            32,239,270
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      / /
       SHARES*
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            50.3%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

            OO
------------------------------------------------------------------------------


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D
------------------------------------------------------------------------------
 CUSIP No. 761648104                                        Page 6 of 12 Pages
------------------------------------------------------------------------------
------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Koninklijke Numico N.V. (Royal Numico)
------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                       (b) / /
------------------------------------------------------------------------------
   3   SEC USE ONLY

------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

            BK
------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)
------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

            The Netherlands
------------------------------------------------------------------------------
                        7   SOLE VOTING POWER

                                  32,239,270
                        ------------------------------------------------------
                        8   SHARED VOTING POWER

   NUMBER OF SHARES               0
  BENEFICIALLY OWNED    ------------------------------------------------------
   BY EACH REPORTING    9   SOLE DISPOSITIVE POWER
      PERSON WITH
                                  32,239,270
                        ------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER

                                  0
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       -----------------------------------------------------------------------
            32,239,270
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      / /
       SHARES*
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            50.3%
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

            OO
------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILING OUT!

                                SCHEDULE 13D

CUSIP No. 761648104                                         Page 7 of 12 Pages


 Item 1.  SECURITY AND ISSUER.

          This statement on Schedule 13D (this "Statement" or this
"Schedule 13D") relates to the common stock, par value $.01 per share (the "Shares"), of Rexall Sundown, Inc., a Florida corporation (the "Company"). The principal executive offices of the Company are located at 6111 Broken Sound Parkway, NW, Boca Raton, Florida 33487.

Item 2.   IDENTITY AND BACKGROUND.

          This Statement is being filed by: (i) Nutricia Investment Corp., a Florida corporation ("Purchaser"), (ii) Nutricia Florida, L.P., a Delaware limited partnership ("Nutricia LP"), (iii) Nutricia Florida, Inc., a Delaware corporation ("Nutricia, Inc."), (iv) Nutricia International B.V., a company organized under the laws of the Netherlands ("Nutricia International"), and
(v) Koninklijke Numico N.V., a company organized under the laws of the Netherlands ("Numico") (collectively being referred to hereinafter as the "Reporting Persons").

          The Purchaser is a Florida corporation and, to date, has engaged in no activities other than those incident to its formation, its entering into the Merger Agreement (as defined herein) and the commencement of the Offer. The Purchaser is an indirect wholly owned subsidiary of Numico. The principal executive office of the Purchaser is located at 222 North LaSalle, Chicago, Illinois 60601. All outstanding shares of common stock of Purchaser are owned by Nutricia LP.

          Nutricia LP is a holding company established solely to hold the common stock of the Purchaser and has not engaged in any activities other than those incident to its formation and the formation of the Purchaser. Nutricia LP is an indirect wholly owned subsidiary of Numico. The principal executive office of Nutricia LP is located at 1209 Orange Street, Wilmington, Delaware 19801.

          Nutricia, Inc. is the general partner of Nutricia LP. Nutricia, Inc. is a company established solely to serve as the sole general partner of Nutricia LP and has not engaged in any activities other than those incident to its formation and the formation of Nutricia LP. Nutricia, Inc. is an indirect wholly owned subsidiary of Numico. The principal executive office of Nutricia, Inc. is located at 1209 Orange Street, Wilmington, Delaware 19801. All of the outstanding shares of common stock of Nutricia, Inc. are owned by Nutricia International.

          Nutricia International is the parent of Nutricia, Inc.   Nutricia
International is engaged in the business of providing financing to Numico affiliates. The principal executive office of Nutricia International is located at Rokkeveenseweg 49, 2712 PJ Zoetermeer, P.O. Box 1 2700 MA Zoetermeer, the Netherlands. Nutricia International is a wholly owned subsidiary of Numico.

                                SCHEDULE 13D

CUSIP No. 761648104                                         Page 8 of 12 Pages


          Numico is a company incorporated under the laws of the Netherlands. The principal executive office of Numico is located at Rokkeveenseweg 49, 2712 PJ Zoetermeer, P.O. Box 1, 2700 MA Zoetermeer, the Netherlands. Numico is a multinational company concentrating on the development, manufacture and sales of specialized nutrition products based upon medical scientific concepts with a high added value.

          The name, citizenship, business, address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Reporting Persons are set forth in Schedule A hereto.

          During the last five years, none of the Reporting Persons or, to the best of their respective knowledge, any of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          This Schedule is being filed in conjunction with a Schedule 13D filed by certain shareholders of the Company in accordance with the Joint Filing Agreement dated May 10, 2000, a copy of which is attatched as Exhibit 1 hereto.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On April 30, 2000, Numico and the Purchaser entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Company, pursuant to which Numico and the Purchaser commenced a tender offer to purchase all of the outstanding Shares at a purchase price of $24.00 per Share, net to seller in cash, without interest thereon (the "Offer"). A copy of the Merger Agreement is attached as Exhibit 2 hereto and is incorporated herein by reference.

          As an inducement to entering into the Merger Agreement, Numico and the Purchaser entered into a Shareholder Agreement dated April 30, 2000 (the "Shareholder Agreement"), with certain shareholders of the Company whereby each such shareholder granted the Purchaser an irrevocable option (the "Option") to purchase certain Shares beneficially owned by such shareholder. This Option grants the Purchaser the right to purchase an aggregate of 32,239,270 Shares at a price of $24.00 per Share subject to certain adjustments. Based on the number of Shares outstanding as of April 28, 2000, as represented by the Company, the Option is exercisable for approximately 50.3% of the outstanding Shares. In addition, pursuant to the Shareholder Agreement, each of the shareholders has
(i) agreed to tender and sell their shares in the Offer and (ii) has granted an irrevocable proxy to certain officers of Numico to vote such shareholder's Shares. If the Option was exercised, it is anticipated that the Purchaser would obtain the funds therefor from Numico's internal resources and/or from borrowings.

                                SCHEDULE 13D

CUSIP No. 761648104                                         Page 9 of 12 Pages


          The information under the caption "Shareholder Agreement" in Section 11 of the Offer to Purchase, a copy of which is attached as Exhibit 4 hereto, is incorporated herein by reference.

          The Shareholder Agreement is attached to this Schedule as Exhibit 3 and is incorporated herein by reference.

Item 4.   PURPOSE OF TRANSACTION.

          The information set forth in Item 3 of this Schedule and Sections 7 and 11 of the Offer to Purchase, a copy of which is attached as Exhibit 4 hereto, is incorporated herein by reference.

Item 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

          (a)-(b) As a result and subject to the terms of the Shareholder Agreement and the Option granted pursuant thereto, the Reporting Persons may be deemed to be the beneficial owner of an aggregate of 32,239,270 Shares (assuming exercise of the Option). Furthermore, as a result of the irrevocable proxies granted pursuant the Shareholder Agreement, the Reporting Persons also have the sole power to vote such Shares for the limited purposes described in the Shareholder Agreement, a copy of which is attached as Exhibit 3 hereto and is incorporated herein by reference. These Shares constitute approximately 50.3% of the issued and outstanding Shares based on the number of Shares outstanding on April 28, 2000, as represented by the Company to the Reporting Persons.

     The Reporting Persons do not have the right to vote the above Shares on matters other than those set forth in the Shareholder Agreement and do not share voting power with respect to any other Shares. Other than with respect to the provisions of the Shareholder Agreement, the Reporting Persons do not have any power to dispose or direct the disposition of any Shares. To the knowledge of the Reporting Persons, none of the persons listed on Schedule A hereto beneficially own any Shares.

     (c) Except as set forth in this Schedule and the Offer to Purchase, a copy of which is attached as Exhibit 4 hereto and is incorporated herein by reference, none of the Reporting Persons or, to the best of their knowledge, any of the persons listed on Schedule A hereto has effected any transaction in the Shares during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

                                SCHEDULE 13D

CUSIP No. 761648104                                        Page 10 of 12 Pages


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference, regarding the filing of this Schedule and future amendments hereto.

          Except as described in this Schedule or in the Offer to Purchase, a copy of which is filed as Exhibit 4 hereto and incorporated herein by reference, none of the Reporting Persons nor any of the persons listed on Schedule A hereto, has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

     1.   Joint Filing Agreement, dated May 10, 2000.

     2. Agreement and Plan of Merger, dated April 30, 2000, by and among Koninklijke Numico N.V., Nutricia Investment Corp. and Rexall Sundown, Inc.

     3. Shareholder Agreement, dated April 30, 2000 among Koninklijke Numico N.V., Nutricia Investment Corp. and certain shareholders of Rexall Sundown, Inc.

     4.   Offer to Purchase, dated May 5, 2000.

                                SCHEDULE 13D

CUSIP No. 761648104                                        Page 11 of 12 Pages
                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Date:  May 10, 2000

                                 KONINKLIJKE NUMICO N.V.


                                 By:  /s/ Johannes C.T. van der Wielen
                                      ----------------------------------------
                                      Name:  Johannes C.T. van der Wielen
                                      Title:  President and Chief Executive
                                              Officer


                                 NUTRICIA INVESTMENT CORP.


                                 By:  /s/ Julitte van der Ven
                                      ----------------------------------------
                                      Name:  Julitte van der Ven
                                      Title:  President


                                 NUTRICIA FLORIDA, L.P.

                                 By:  Nutricia Florida, Inc., its general
                                      partner

                                 By:  /s/ Julitte van der Ven
                                      ----------------------------------------
                                      Name:   Julitte van der Ven
                                      Title:  President


                                 NUTRICIA FLORIDA, INC.


                                 By:  /s/ Julitte van der Ven
                                      ----------------------------------------
                                      Name:   Julitte van der Ven
                                      Title:  President

                                SCHEDULE 13D

CUSIP No. 761648104                                        Page 12 of 12 Pages

                                 NUTRICIA INTERNATIONAL B.V.


                                 By:  /s/ Johannes C.T. van der Wielen
                                      ----------------------------------------
                                      Name:   Johannes C.T. van der Wielen
                                      Title:  President and Chief Executive
                                              Officer

                                     SCHEDULE A
                        DIRECTORS AND EXECUTIVE OFFICERS OF
                NUMICO, THE PURCHASER, NUTRICIA LP, NUTRICIA, INC.,
                            AND NUTRICIA INTERNATIONAL


KONINKLIJKE NUMICO N.V. ("Numico") and
NUTRICIA INTERNATIONAL B.V. ("Nutricia International")

     The following table sets forth the name, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Numico and Nutricia International. Each person has a business address at Rokkeveenseweg 49, 2712 PJ Zoetermeer, P.O. Box 1, 2700 MA Zoetermeer, the Netherlands, and is a citizen of the Netherlands, unless a different business address and/or citizenship is indicated under his or her name. Directors are indicated by an asterisk.


                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                 NAME                    AND FIVE-YEAR EMPLOYMENT HISTORY
----------------------------------  ------------------------------------------
Erlend Jan van der Hagen*.........  Chairman of the Supervisory Board of
                                    Numico and Nutricia International since
                                    January 1992.  Mr. van der Hagen is also
                                    Chairman of the Supervisory Board of
                                    Hagemeijer N.V.

Petrus Adrianus Wilhelmus Roef*...  Member of the Supervisory Board of Numico
                                    and Nutricia International since May 1987.
                                    Mr. Roef is also a member of the
                                    Supervisory Board of Hagemeijer N.V., VNU
                                    N.V., Gamma Holding N.V., Parcon N.V. and
                                    Robeco N.V.

Ellis Joost Ruitenberg*...........  Member of the Supervisory Board of Numico
                                    and Nutricia International since May 1996.
                                    Mr. Ruitenberg has also served as the
                                    General and Scientific Manager of Central
                                    Blood Transfusion Laboratories of the Red
                                    Cross in Amsterdam for the past five
                                    years.

Robert Zwartendijk*...............  Member of the Supervisory Board of Numico
                                    and Nutricia International since May 1998.
                                    Mr. Zwartendijk served as a member of the
                                    Board of Managing Directors of Koninklijke
                                    Ahold N.V. from 1981 until his retirement
                                    in May 1999.  Mr. Zwartendijk also holds
                                    the following positions: Chairman of the
                                    Supervisory Boards of Nutreco Holding N.V.
                                    and Blokker Holding N.V., a member of the
                                    Supervisory Boards of Buhrmann N.V.,
                                    Randstad Holdings N.V. and Innoconcepts
                                    N.V. and a member of the Board of
                                    Telepanel Systems Inc., Lincoln Snacks,
                                    Luis Paez, Disco Ahold International
                                    Holdings N.V. and Ahold Supermercados.

Cornelius Johannes Brakel*........  Member of the Supervisory Board of Numico
                                    and Nutricia International since May 1999.
                                    Mr. Brakel was Chairman and Chief
                                    Executive Officer of Wolters Kluwer from
                                    1991 to May 1999.  Mr. Brakel also holds
                                    the following positions:  Chairman of the
                                    Executive Board of Wolters Kluwer N.V.;
                                    Chairman of the Supervisory Board of Kappa
                                    Packaging Nederland B.V., Bols Royal
                                    Distilleries and Unique International
                                    N.V.; member of the Supervisory Board of
                                    Maxeres N.V. and Kempen & Co. N.V.


                                     A-1

                                    PRESENT PRINCIPLE OCCUPATION OR EMPLOYMENT
                 NAME                    AND FIVE-YEAR EMPOLYMENT HISTORY
----------------------------------  ------------------------------------------
Johannes C. T. van der Wielen.....  President, Chief Executive Officer of
                                    Numico and Nutricia International since
                                    January 1992 and member of the Executive
                                    Board of Numico and Nutricia International
                                    since January 1989.  Mr. van der Wielen is
                                    also a member of the Supervisory Boards of
                                    Maxeres Holding N.V., Gouda Vuurvast
                                    Holding N.V. and Benckiser N.V.  In
                                    addition, he is a member of "Raad van
                                    Bestuur" Telindus B.V., a member of the
                                    Advisory Board of ABN AMRO and Chairman of
                                    "Stichting Continuiteit Wolters Kluwer",
                                    and a director of Numico Nationaal B.V.

Philippe J.M. Misteli.............  Chief Financial Officer and a member of the Executive Board of Numico and Nutricia
                                    International since May 2000.  From July
                                    1997 to May 2000, Mr. Misteli served as
                                    the Chief Financial Officer and a member
                                    of the Executive board of Euro Disney.
                                    Prior to that, Mr. Misteli held various
                                    positions with Unilever, including Chief
                                    Financial Officer North American Division
                                    and Head of Commercial Services.


                                     A-2


NUTRICIA INVESTMENT CORP. ("Purchaser")

The following table sets forth the name, business address, present occupation or employment and five-year employment history of the sole director and executive officer of Numico Sub. The person listed below has a business address at Rokkeveenseweg 49, 2712 PJ Zoetermeer, P.O. Box 1, 2700 MA Zoetermeer, the Netherlands and is a citizen of the Netherlands.


                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                 NAME                    AND FIVE-YEAR EMPLOYMENT HISTORY
----------------------------------  ------------------------------------------
Julitte van der Ven...............  President and director of Nutricia
                                    Investment Corp. since its inception on
                                    April 28, 2000.  Mrs. van der Ven is also
                                    General Counsel for Numico, a position she
                                    has held since July 1989.  In addition, she
                                    is the sole director and executive officer
                                    of Nutricia Florida, Inc., Nutricia
                                    Delaware, Inc., a Delaware corporation
                                    ("Nutricia Delaware, Inc.") and Numico,
                                    Inc., a Delaware corporation ("Numico,
                                    Inc.")


NUTRICIA FLORIDA, LP ("Nutricia LP") and NUTRICIA FLORIDA, INC. ("Nutricia,
Inc.")

     The following table sets forth name, business address, present occupation or employment and five-year employment history of the sole director and executive officer of Nutricia, Inc. Nutricia, Inc. is the sole general partner of Nutricia US, LP. The person listed below has a business address at Rokkeveenseweg 49, 2712 PJ Zoetermeer, P.O. Box 1, 2700 MA Zoetermeer, the Netherlands and is a citizen of the Netherlands.


                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                 NAME                    AND FIVE-YEAR EMPLOYMENT HISTORY
----------------------------------  ------------------------------------------
Julitte van der Ven...............  President and director of Nutricia, Inc.
                                    since its inception on April 28, 2000.
                                    Mrs. van der Ven is also General Counsel
                                    for Numico, a position she has held since
                                    July 1989.  In addition, she is the sole
                                    director and executive officer of the
                                    Purchaser, Nutricia Delaware, Inc. and
                                    Numico, Inc.

                                     A-4